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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                           UNITED ROAD SERVICES, INC.
-------------------------------------------------------------------------------

                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.001 PER SHARE
-------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    911381405
-------------------------------------------------------------------------------

                                 (CUSIP Number)


                             STEPHEN W. RUBIN, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                          NEW YORK, NEW YORK 10036-8299
                                 (212) 969-3000
-------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                  JUNE 17, 2003
-------------------------------------------------------------------------------

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                             Charter URS LLC

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS



--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*  AF



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware



--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                                         0

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER                                 183,922
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                                    0

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                            183,922
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   183,922



--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    8.8%



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                             OO



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS            Charterhouse Equity Partners III, L.P.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS



--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*  OO



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware



--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                                         0

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER                                 183,922
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                                    0

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                            183,922
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   183,922



--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    8.8%



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                             PN



--------------------------------------------------------------------------------

This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended (the "ACT"), on behalf of Charter URS LLC, a Delaware limited liability company ("CHARTER URS"), and Charterhouse Equity Partners III, L.P. ("CEP III" and together with Charter URS, the "REPORTING PERSONS"). The Statement on Schedule 13D with respect to the event of December 7, 1998, filed by the Reporting Persons and dated December 17, 1998, as amended (the "STATEMENT"), is hereby further amended as set forth below. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Statement.

On May 14, 2003, United Road Services, Inc. (the "ISSUER") filed a Form 15 giving notice of termination of registration under Section 12(g) of the Act and suspension of its duty to file reports under Section 13 and 15(d) of the Act. As a consequence of that filing and the transactions reported in this Amendment, the Reporting Persons do not currently anticipate filing any subsequent amendments to the Statement.

ITEM 1.  SECURITY AND ISSUER

The name and address of the principal executive offices of Issuer are hereby amended as follows:

               United Road Services, Inc.
               10701 Middlebelt Road
               Romulus, Michigan 48174

ITEM 3.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The consideration used with respect to the Charter Exchange (as defined below) was all of the Debentures previously acquired by Charter URS pursuant to the transactions described in the Statement, as amended.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby supplemented by addition of the following:

On June 17, 2003, Charter URS exchanged the Debentures for an aggregate of 25,000 shares of a newly-created Series C Participating Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the "SERIES C PREFERRED STOCK") (the "CHARTER EXCHANGE") pursuant to an Exchange Agreement between the Issuer and Charter URS (annexed as EXHIBIT 1 hereto). The Charter Exchange was effected as part of a larger restructuring of the capital structure of the Issuer that also included an exchange by Blue Truck Acquisition, LLC ("BLUE TRUCK") of 613,073.27 shares of Series A Participating Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the "SERIES A PREFERRED STOCK") for an aggregate of 2,572.017 shares of newly-created Series B Participating Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the "SERIES B PREFERRED STOCK") ( the "BLUE TRUCK EXCHANGE") and an exchange by GE Capital CFE, Inc. (f/k/a CFE, Inc.) ("CFE") of 49,045.86 shares of Series A Preferred Stock for an aggregate of 205.761 shares of Series B Preferred Stock (the "CFE EXCHANGE" and together with the Charter Exchange and the Blue Truck Exchange, the "Exchanges").

The principal purpose of the Exchanges was to improve the financial condition of the Issuer by eliminating approximately $105 million of debt from the Issuer's balance sheet and approximately $9 million in annual interest cost. Neither of the Series B Preferred Stock nor the Series C Preferred Stock is currently convertible into a class of equity securities of the Issuer registered pursuant to Section 12 of the Act. Charter URS plans to continue to hold its shares of Series C Preferred Stock for investment purposes.

ELIMINATION OF SERIES A PREFERRED STOCK

As a result of the Exchanges, there are no longer any shares of the Series A Preferred Stock outstanding. Contemporaneously with the Exchanges, the Issuer filed a certificate of elimination with the Secretary of State of the State of Delaware that effectively eliminated the Series A Preferred Stock from the certificate of incorporation of the Issuer. The Issuer is no longer authorized to issue any shares of Series A Preferred Stock.

PROPOSED AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Under the terms of the Exchanges, each of the Issuer, Blue Truck, Charter URS and CFE agreed to use best efforts to hold a meeting of the stockholders of the Issuer in order to approve an amended and restated certificate of incorporation of the Issuer (the "NEW CERTIFICATE OF INCORPORATION"). If approved, the New Certificate of Incorporation shall, among other things: (i) effect a 1,000-to-1 reverse stock split relating to the issued and outstanding Common Stock; (ii) adjust the number of shares of capital stock that the Issuer is authorized to issue to 4,000,000; and (iii) omit the provision for election of directors by class as provided in the current certificate of incorporation of the Issuer. The date of the approval of the New Certificate of Incorporation is sometimes referred to herein as the "STOCKHOLDER APPROVAL DATE."

MEMBERSHIP OF THE BOARD OF DIRECTORS OF THE ISSUER

In connection with the Exchanges, Blue Truck, CFE, Charter URS and Michael A. Wysocki ("WYSOCKI") entered into an Investors' Agreement, dated June 17, 2003 (annexed as EXHIBIT 2 hereto, the "NEW INVESTORS' AGREEMENT"). Pursuant to the terms of the New Investors' Agreement, certain members of the board of directors of the Issuer (the "BOARD OF Directors") resigned and the Board currently consists of four nominees designated by Charter URS, one nominee designated by Blue Truck and two management representatives. The New Investors' Agreement further provides that the membership of the

Board of Directors will be determined as follows: (a) Blue Truck shall have the right to designate one member to the Board of Directors in accordance with the terms of the certificate of powers, designations, preferences and rights of the Series B Preferred Stock (annexed as EXHIBIT 3 hereto, the "SERIES B
CERTIFICATE") as described below, (b) Charter URS shall have the right to designate members to the Board of Directors in accordance with the terms of the certificate of powers, designations, preferences and rights of the Series C Preferred Stock (annexed as EXHIBIT 4 hereto, the "SERIES C CERTIFICATE") as described below and (c) Wysocki shall be entitled to serve as a member of the Board of Directors for so long as he remains continuously employed by the Issuer.

The Series B Certificate provides that an affiliate of Blue Truck may designate one member of the Board of Directors for so long as Blue Truck or its affiliates own at least 50% of the capital stock of the Issuer it acquired pursuant to the Blue Truck Exchange (as further described in the Series B Certificate).

The Series C Certificate provides that for so long as the Charter URS or certain of its affiliates (the "CHARTER HOLDERS") own, in the aggregate, shares of Common Stock and/or certain rights to acquire Common Stock representing:

        (i) at least 50% of the outstanding shares of Common Stock (on a fully diluted basis as set forth in the Series C Certificate) (the "FULLY-DILUTED SHARES"), the Charter Holders shall have the right to designate a majority of the directors comprising the entire Board of Directors;

        (ii) less than 50% but at least 40% of the Fully-Diluted Shares, the Charter Holders shall have the right to designate 40% of the directors comprising the entire Board of Directors;

        (iii) less than 40% but at least 30% of the Fully-Diluted Shares, the Charter Holders shall have the right to designate 30% of the directors comprising the entire Board of Directors;

        (iv) less than 30% but at least 20% of the Fully-Diluted Shares, the Charter Holders shall have the right to designate 20% of the directors comprising the entire Board of Directors;

        (v) less than 20% but at least 10% of the Fully-Diluted Shares, the Charter Holders shall have the right to designate 10% of the directors comprising the entire Board of Directors; or

        (vi) less than 10% but at least 5% of the Fully-Diluted Shares, the Charter Holders shall have the right to designate 5% of the directors comprising the entire Board of Directors; or

        (vii) less than 5% of the Fully-Diluted Shares, the Charter Holders shall not have the right to appoint a member of the Board of Directors of the Corporation.

OTHER TERMS AND RIGHTS OF THE SERIES B PREFERRED STOCK AND THE SERIES C PREFERRED STOCK

        RANK

The Series B Preferred Stock and the Series C Preferred Stock rank senior to all existing classes and series of capital stock of the Issuer, except that the Series C Preferred Stock rank senior to the Series B Preferred Stock with respect to a liquidation preference of approximately $1,000 per share, as described below. The Issuer may, without the consent of the holders of the Series B Preferred Stock, issue future classes or series of capital stock that rank senior to the Series B Preferred Stock so long as such future capital stock ranks senior or PARI PASSU with the Series C Preferred Stock. The Issuer may not, without the consent of the holders of the Series C Preferred Stock, issue future classes or series of capital stock that rank PARI PASSU with or senior to Series C Preferred Stock.

        DIVIDENDS

The Series B Preferred Stock and Series C Preferred Stock participate with the Common Stock on any dividends declared on an as-converted basis.

        LIQUIDATION RIGHTS

Upon any liquidation, dissolution or winding up of the Issuer, whether voluntary or involuntary (a "LIQUIDATION EVENT"), after payment is made with respect to any capital stock of the Issuer ranking on liquidation senior to the Series C Preferred Stock but before any payment may be made with respect to the Common Stock, the Series B Preferred Stock or any other capital stock of the Issuer ranking on liquidation junior to the Series C Preferred Stock, each holder of outstanding shares of Series C Preferred Stock will be entitled to be paid out of the assets of the Issuer available for distribution to stockholders an amount per share of Series C Preferred Stock in cash equal to the sum of $1,000, subject to certain adjustments (the "SERIES C PREFERRED BASE LIQUIDATION AMOUNT"). After payment of such liquidation preference is made with respect to each share of the Series C Preferred Stock and any other capital stock of the Issuer ranking on liquidation senior to the Series B Preferred Stock but before any amount shall be paid or distributed to the holders of Common Stock or other capital stock of the Issuer ranking junior to the Series B Preferred Stock, each holder of outstanding shares of Series B Preferred Stock will be entitled to be paid out of the assets of the Issuer available for distribution to stockholders an amount per share of Series B Preferred Stock in cash equal to the sum of $1,000, subject to certain adjustments (the "SERIES B PREFERRED BASE LIQUIDATION AMOUNT"). After payment of such liquidation preference is made with respect to each share of the Series B Preferred Stock but before any amount shall be paid or distributed to the holders of Common Stock or other capital stock of the Issuer ranking junior to the Series B Preferred Stock, each holder of outstanding shares of Series C Preferred Stock and each holder of outstanding shares of Series B Preferred Stock will be entitled on a PARI PASSU basis to be paid out of the assets of the Issuer available for distribution to stockholders an amount per share equal to any and all declared but unpaid dividends on such shares of Series C Preferred Stock or Series B Preferred Stock, as applicable. Thereafter, the holders of Series C Preferred Stock and the holders of Series B Preferred Stock shall share ratably with the holders of Common Stock and with the holders of any other capital stock of the Issuer entitled to share ratably with the holders of the Common Stock, on an as-converted basis.

The holders of a majority of the shares of Series C Preferred Stock may elect to treat certain mergers or consolidations involving the Issuer, sales of securities or substantially all of the assets of the Issuer or capital reorganizations of the Issuer, or certain other transactions (any of the foregoing, an "ORGANIC CHANGE") as a Liquidation Event.

        CONVERSION

Each share of Series C Preferred Stock and each share of Series B Preferred Stock would have initially been convertible into 100,000 shares of Common Stock if the Stockholder Approval Date had occurred by the time of issuance of each such share.

Any holder of the Series C Preferred Stock may elect, at any time after the Stockholder Approval Date, to convert all or any portion of such holder's Series C Preferred Stock into a number of shares of Common Stock obtained by dividing
(x) the sum of Series C Preferred Base Liquidation Amount and any declared but unpaid dividends that are payable on the Series B Preferred Stock by (y) $0.01, subject to certain adjustments (the "SERIES C CONVERSION PRICE"). The Series C Conversion Price is subject to adjustment from time to time in the event that certain specified actions are taken by the Issuer as described in the Series C Certificate, including stock splits, reverse stock splits (such as pursuant to the New Certificate of Incorporation), declarations of certain dividends, reclassification of the Common Stock, issuance of Common Stock for less than the Series C Conversion Price, or consummation of an Organic Change of the Issuer.

Any holder of the Series B Preferred Stock may elect, at any time after the Stockholder Approval Date, to convert all or any portion of such holder's Series B Preferred Stock into a number of shares of Common Stock obtained by dividing
(x) the sum of Series B Preferred Base Liquidation Amount and any declared but unpaid dividends that are payable on the Series B Preferred Stock by (y) $0.01, subject to certain adjustments (the "SERIES B CONVERSION PRICE"). The Series B Conversion Price is subject to adjustment from time to time in the event that certain specified actions are taken by the Issuer as described in the Series B Certificate, including stock splits, reverse stock splits (such as pursuant to the New Certificate of Incorporation), declarations of certain dividends, reclassification of the Common Stock, issuance of Common Stock for less than the Series B Conversion Price, or consummation of an Organic Change of the Issuer.

All outstanding shares of Series C Preferred Stock and Series B Preferred Stock will automatically convert into shares of Common Stock immediately prior to the effectiveness of a public offering meeting certain threshold qualifications.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby supplemented by addition of the following:

On June 17, 2003, Charter URS exchanged the Debentures for an aggregate of 25,000 shares of a newly created Series C Participating Convertible Preferred Stock, par value $0.001 per share, of the Issuer. The Series C Preferred Stock is not currently convertible into a class of equity securities of the Issuer registered pursuant to Section 12 of the Act.

The Reporting Persons own 8.8% of the issued and outstanding shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Statement is hereby supplemented by addition of the following:

        PREEMPTIVE RIGHTS

Pursuant to the terms of the New Investors' Agreement, the Issuer may not issue any Common Stock or other capital stock of the Issuer (subject to certain exceptions with respect to certain stock option plans, registered offerings and other events) for cash (or any other consideration in the case of an issuance to Charter URS or its affiliates), unless the Issuer offers in writing to Blue Truck, CFE, Charter URS, Wysocki and/or certain of their transferees (the "ORIGINAL HOLDERS") the right to purchase, at the same price and on the same terms, their PRO RATA share (as set forth in the New Investors' Agreement) of the total number of offered shares.

        DRAG ALONG AND TAG ALONG RIGHTS

Pursuant to the terms of the New Investors' Agreement, if any Original Holder or its affiliate proposes to transfer in a single transaction or a series of related transactions 10% or more of the outstanding shares of Series C Preferred Stock, then (i) such Original Holder has the right to cause all but not less than all of the other Original Holders to participate in such transfer and (ii) each other Original Holder has the right to participate in such transfer.

        REGISTRATION RIGHTS

Blue Truck, CFE, Charter URS and Wysocki (the "INVESTORS") have entered into a Registration Rights Agreement with the Issuer, dated as of June 17, 2003 (annexed as EXHIBIT 5 hereto, the "NEW REGISTRATION RIGHTS AGREEMENT") pursuant to which either of Charter URS or Blue Truck may request that the Issuer use its best efforts to have declared effective a registration statement under the Securities Act of 1933, as amended, with respect to certain of the shares of Common Stock held or acquired by, or otherwise issued or issueable to, the Investors. Such registration statement shall also apply to Series B Preferred Stock and Series C Preferred Stock but only in the event that the Stockholder Approval Date has not occurred by December 17, 2003. Charter URS has the right to request two such registrations at any time and Blue Truck has the right to request one such registration following an initial public offering. The New Registration Agreement further provides that all holders of shares entitled to be covered by a requested registration statement are entitled to require the Issuer to include such shares in certain other registration statements filed by the Issuer with respect to the public sale of its Common Stock.

Pursuant to the Termination Agreement, dated June 17, 2003, among the Issuer, Charter URS, Blue Truck and certain of its affiliates, and CFE (annexed as EXHIBIT 6 hereto), each of the parties agreed to terminate previous agreements with respect to the acquisition of the Series A Preferred Stock and the Debentures (including certain agreements entered into in connection therewith) which agreements shall be of no further force or effect.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1      Exchange  Agreement,  dated  June 17,  2003,  between  the Issuer and Charter URS.

Exhibit 2      Investors' Agreement, dated as of June 17, 2003 among Blue Truck,
                      CFE, Charter URS and Wysocki.

Exhibit 3      Certificate  of Powers,  Designations,  Preferences and Rights of
                      the Series B Participating Convertible Preferred Stock, par value $0.001 per share, of the Issuer.

Exhibit 4      Certificate of Powers,  Designations,  Preferences and  Rights of
                      the Series C Participating Convertible Preferred Stock, par value $0.001 per share, of the Issuer.

Exhibit 5      Registration  Rights Agreement, dated  as of June 17, 2003, among the Issuer, Blue Truck, CFE, Charter URS and Wysocki.

Exhibit 6      Termination  Agreement,  dated June 17, 2003, among  the  Issuer,
                      Blue Truck, CFE, Charter URS and Wysocki.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CHARTER URS LLC


By:    /S/ JOSEPH RHODES                   July 2, 2003
     ---------------------------
     Name: Joseph Rhodes
     Title: Vice President


CHARTERHOUSE EQUITY PARTNERS III, L.P.

By:  CHUSA EQUITY INVESTORS III, L.P.,
GENERAL PARTNER

By:  CHARTERHOUSE EQUITY III, INC.,
GENERAL PARTNER


By:    /S/ CHERI E. LIEBERMAN              July 2, 2003
     ---------------------------
     Name: Cheri E. Lieberman
     Title:  Chief Financial Officer